K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L   LLP

Peter G. Smith Partner Phone 212-715-9401 Fax 212-715-8000 PSmith@KRAMERLEVIN.com

March 20, 2013

VIA EDGAR

Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Contested proxy solicitation involving Walter Energy, Inc. Schedule 14A filed as PREN14A on March 11, 2013 Filed by Audley Capital Advisors LLP, et al. SEC File No. 1-13711

Dear Mr. Panos:

On behalf of Audley Capital Advisors LLP, Audley European Opportunities Master Fund Limited, Audley Natural Resources Master Fund, Audley Capital Management Limited, Audley Investment Management Limited, Nage Capital Management AG and Lucio Genovese (collectively, the “Audley Group”), this will convey the Audley Group’s responses to the letter dated March 18, 2013 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under that comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  The revisions to the filing described below are reflected in a revised preliminary proxy statement being filed substantially simultaneously with this letter, two copies of which, marked to reflect these revisions, are being delivered to the Staff.

General

1.
Given that the participants have undertaken to file a proxy statement that contests the election of directors nominated by Walter Energy, it appears as though the participants plan to engage in a “solicitation in opposition,” as described in Note 3 to Rule 14a-6, to the registrant’s solicitation. Please confirm that the next proxy statement filing will appear under the EDGAR header tag “PREC14A,” or advise.

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L   LLP

Nicholas P. Panos
March 20, 2013

The Audley Group understands that a technical error with the EDGAR system prevented the first preliminary proxy statement from being accepted under the EDGAR header tag “PREC14A.”  The Audley Group confirms that the next preliminary proxy statement filing will appear under the EDGAR header tag “PREC14A.”

2.
Item 4(b) of Schedule 14A requests that the proxy statement “[s]tate by whom the solicitation is made.” Please specify in an appropriated location which individuals or entities are considered “participants” as defined in Instruction 3 to Item 4 in Schedule 14A.

The Audley Group has revised the section entitled “Information About the Audley Group and Others” to specify which individuals and entities are considered “participants” as defined in Instruction 3 to Item 4 in Schedule 14A.

3.	Revise to indicate, if true, that all of Walter Energy’s directors are stockholders and that only two out of the five Audley nominees are stockholders of Walter Energy.

The Audley Group acknowledges the Staff’s comment and has revised the section entitled “Information About the Audley Group and Others” accordingly.

Form of Proxy

4.
The form of proxy states that the Audley Group intends to use the proxy authority to vote for certain director candidates that have been nominated for election by Walter Energy. Given that ten directors will be elected at the annual meeting, and Audley is proposing five nominees, it does not appear as though Audley’s candidates, if elected, would constitute a minority of the board. Please revise the Audley Group’s proxy statement to clarify that the proxies it is soliciting cannot be voted for a number of persons greater than the number of nominees named in its Preliminary Proxy Statement absent a consent arrangement with the registrant’s candidates. In addition, please disclose all potential material consequences of using shareholder proxies to vote for less than all the positions open for election, including whether the remaining seats are likely to be vacant or filled by the registrant’s nominees. See SEC Release No. 34-31326 (October 16, 1992), section II.I. and footnote 76.

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L   LLP

Nicholas P. Panos
March 20, 2013

We have discussed with the Staff the Audley Group’s view that Rule 14a-4(d) does not prevent a person soliciting proxies in support of nominees who, if elected, would constitute one-half of an even number of directors from seeking authority to vote for other nominees named in the company’s proxy statement, in the manner contemplated by the proviso to that Rule.  While the Audley Group is not aware of any authoritative interpretive guidance specifically addressing that circumstance, it believes this result is consistent with the purpose and context of the Rule, to make the approach described in the proviso available to persons whose nominees, if elected, would not represent a majority of the directors or control the board.

As the Staff is aware, the proviso refers to solicitations in support of nominees “who, if elected, would constitute a minority of the board,” but does not define “minority” for this purpose, and is accordingly open to interpretation.  The Audley Group believes that, in this context, the term should include anything less than a majority of the board (and, therefore, would include one-half of an even-numbered board). Black’s Law Dictionary defines “minority” as “A group having fewer than a controlling number of votes” – which would be the case with five out of a total of ten directors.  Similarly, in commenting on the proviso to Rule 14a-4(d), the Commission has implied a binary distinction between only two possibilities: a majority, on one hand, and something other than a majority, on the other hand, with no suggestion that there might be a third relevant category which is neither a majority nor a minority.  “Where … an insurgent seeks to elect a majority of the board of directors rather than seek minority representation, the requirement for specific nominee consent to be named and serve will continue.” Release No. 34-31326 (October 16, 1992), at page 18 (emphasis added).

The Audley Group acknowledges that a ten-person board composed of five shareholder nominees and five company nominees could present the potential for a “deadlock” if (notwithstanding the deliberative process of the board and the exercise of independent judgment by individual directors) each category of nominees voted together, in opposition to the other, on a particular matter, and that a proposal supported by only one category of directors might not be adopted. However, the Audley Group does not believe that potential would make the shareholder nominees, who would have no power to take board action without the approval of one or more other directors, the equivalent of a majority of the board. The Audley Group also acknowledges that there could be circumstances, not present here, in which a shareholder slate which would constitute less than a majority of the board might, if added to dissident supporters already sitting on the board, represent in the aggregate a majority of the board. See Release No. 34-31326, footnote 75 (in which the Commission nevertheless declined to consider a rule formulation which would turn on which “camp” sitting directors and nominees belonged to at a particular moment).  The Audley Group does not believe that consideration should apply in the present case, where the dissidents have no existing board representation.

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L   LLP

Nicholas P. Panos
March 20, 2013

The Audley Group understands that the Staff is taking no position on this point, but that in this particular circumstance, based on the facts, representations and analysis set forth, it will not object if the Audley Group proceeds on the basis described.

5.
Revise the proxy statement to indicate the legal effect of an abstention on the proposal to approve the compensation to Walter Energy’s named executive officers. For example, please state, if true, that an abstention on this matter will count as a vote against this proposal.

In the response to the question entitled “What vote is required?” on page 23 of the filing referenced above, the Audley Group states, with respect to the proposal to approve the compensation to Walter Energy’s named executive officers, that “[a]bstentions from voting will have the same effect as a vote against this proposal.”  In light of the Staff’s comment, similar language has been added to the section entitled “The Proposals” on page 2.

6.
We noticed the disclosure indicating that “[s]hould other matters be brought before the 2013 Annual Meeting, by having signed and returned the enclosed GOLD proxy card, you will have authorized the persons named as proxies in the enclosed GOLD proxy card to vote on all such matters in their discretion.” Revise to make clear that the Audley Group may not use discretionary authority to vote on matters that it learns of within a reasonable time before the meeting for which it has not solicited proxy authority.

The Audley Group acknowledges the Staff’s comment and has revised the paragraph in question accordingly.

Information About The Audley Group

7.
We note the assertion that the Audley Group has no knowledge of any facts that would prevent the determination that each of the Audley Group nominees is “independent” as defined by the New York Stock Exchange listing standards. Please advise us, with a view toward revised disclosure, why the Audley Group believes that transactions between certain members of the Audley Group (and its affiliates) and Walter Energy that were consummated in 2011 would not prevent the determination that Mr. Treger, the managing partner of Audley Capital Advisors LLP, is independent under NYSE Rule 303.A02(b)(v). We understand, for example, that on November 17, 2010, certain members of the Audley Group and related affiliates entered into a share purchase agreement with Walter Energy. It also has been brought to our attention that members of the Audley Group and their affiliates have received aggregate consideration from Walter Energy with a value in excess of

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L   LLP

Nicholas P. Panos
March 20, 2013

$770 million in connection with Western Coal shares, over $660 million of which was received pursuant to the share purchase agreement and the balance of which was received pursuant to the Western Coal acquisition agreement.

The Audley Group does not believe that the transactions with or involving Walter Energy with respect to Western Coal on the part of Audley European Opportunities Master Fund Limited, Audley Investment I or Audley Investment II would properly be attributed to Mr. Treger for purposes of a determination of “independence” under NYSE Rule 303.A02(b)(v), noting that, among other things, Mr. Treger is not an employee of any of such entities (or of any parent or subsidiary in a consolidated group with any of such entities).  However, in light of the Staff’s comment, the paragraph in question has been revised.

8.
Please disclose the terms of all referenced call options and put options, including the counterparty, the call and put options exercised, the exercise prices, the amount of remaining put options and call options, the expiration dates of each, and the terms of settlement, as applicable. See Item 5(b)(1)(viii) of Schedule 14A, which requires details about these types of arrangements.

The Audley Group acknowledges the Staff’s comment and has supplemented the disclosure with respect to the terms of all referenced call options and put options, as applicable.

9.
We noticed the earlier representation on page 7 of the proxy statement that the Audley Group’s nominees will not be in a position to cause the registrant’s Board to take actions without the support of at least one incumbent member of the registrant’s Board of Directors. Revise to state, if true, that a quorum consists of a majority of the whole Board of Directors and that the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. Please revise to indicate, if true, that if all of the Audley Group nominees are elected and attend a meeting of the Board directors at which a quorum has been reached, the Audley Group could in fact cause the Board of Directors to take action without the support of any non-Audley director if at least one of the registrant’s directors were not in attendance.

The Audley Group acknowledges the Staff’s comment and has revised the paragraph in question accordingly.

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L   LLP

Nicholas P. Panos
March 20, 2013

General Solicitation of Proxies

10.
We noticed that a press release issued by the Audley Group dated February 19, 2013, asserted that “six of ten [Walter Energy] directors are over the recommended retirement age of 65 (in some cases over the age of 70).” Please provide us with the SEC or NYSE rule that codifies this “recommended” retirement age. Alternatively, please include corrective disclosure in an amended proxy statement that removes any implication that the Walter Energy directors have contravened any regulatory provision governing retirement ages.

The Audley Group notes that, among other things, Walter Energy has publicly identified 65 as the normal retirement age for its employees.  However, in light of the Staff’s comment, additional disclosure has been included in the section entitled “Reasons for Our Solicitation.”

11.	Please disclose or provide to us on a supplemental basis the support upon which the Audley Group relies to make the following representations, especially the terms where emphasis has been added:

In general, the Audley Group believes there is reasonable support for the statements noted by the Staff.  However, in light of the Staff’s comments, the statements in question have been revised, except to the extent, if any, otherwise noted below.

•
“Mr. Treger was the driving force behind the rescue of Western Coal from near bankruptcy in 2007, the restructuring of its management and board, the implementation of its growth plan and its ultimate sale to Walter Energy.”

The Audley Group acknowledges the Staff’s comment and has revised the sentence in question accordingly.

•	“Prior to starting Audley, [Mr. Treger] co-founded the Active Value Funds, which pioneered activism in Europe.”

The Audley Group acknowledges the Staff’s comment and has revised the sentence in question accordingly.

•
“Audley Capital Advisers LLP and Mr. Treger disclaim beneficial ownership of any shares of Common Stock held by Audley European Opportunities Master Fund Limited or by Audley Natural Resources Master Fund.”

The Audley Group does not believe that Audley Capital Advisors LLP or Mr. Treger would be deemed to be the “beneficial owner” of the shares in question as determined pursuant to Rule 13d-3, because, among other things, the Audley Group believes that neither Audley Capital

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L   LLP

Nicholas P. Panos
March 20, 2013

Advisors LLP nor Mr. Treger, directly or indirectly, has or shares voting or investment power with respect to such shares.  As described in the section entitled “Information About the Audley Group and Others,” each of Audley European Opportunities Master Fund Limited and Audley Natural Resources Master Fund is overseen by its board of directors, the members of which are identified in that section, and receives management services from its manager, whose own directors are also identified in that section.  The Audley Group notes that, in each case, the relevant relationships, ownership of shares of Common Stock and transactions in shares of Common Stock are disclosed, so that the stated disclaimer of beneficial ownership by Audley Capital Advisors LLP and Mr. Treger would not prove misleading to shareholders.

•
“We are therefore soliciting your proxy to vote at the 2013 Annual Meeting for the election of our five highly qualified director nominees – Edward G. Scholtz, Mark H. Lochtenberg, Robert H. Stan, Lawrence M. Clark, Jr. and Julian A. Treger – to preserve and enhance the value of your, and our, investment in the Company.”

The Audley Group acknowledges the Staff’s comment and has revised the sentence in question accordingly.

•	“As stockholders of the Company, our interests are clearly aligned with yours.”

The Audley Group acknowledges the Staff’s comment and has revised the sentence in question accordingly.

12.
In view of the proscription found in Note b. to Rule 14a-9 against making any statements that directly or indirectly impugn character, integrity or personal reputation without factual foundation, please demonstrate to us the reasonable factual basis upon which the Audley Group relies for each of the emphasized following opinions or beliefs, or delete the statements:

In general, the Audley Group believes there is reasonable basis for the opinions or beliefs noted by the Staff.  However, in light of the Staff’s comments, the statements in question have been revised, except to the extent, if any, otherwise noted below.

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L   LLP

Nicholas P. Panos
March 20, 2013

•
“A stale and out-of-depth Board. We believe that many of the directors have been on the Board for too long and lack relevant mining experience. Their respective tenures on the Board are between ten and twenty-five years.”

The Audley Group acknowledges the Staff’s comment and has revised the section in question accordingly.

•
“We believe that the absence of consistent executive leadership reflects an underlying lack of stability where it matters most. There have been four CEOs over the past five years…”, especially in view of the fact that one of the four is still serving and another was purportedly widely understood to have been an interim chief executive.

The Audley Group believes that the existence of four CEOs over the past five years, despite the fact that one is still serving and one was purportedly understood to have been an interim chief executive, is relevant to the issue of consistent executive leadership.  Moreover, the Audley Group believes it is accurate to count the current CEO for purposes of this statement.  However, in light of the Staff’s comment, the section in question has been revised to clarify both matters.

•
“We believe that it is important for stockholders to finally have a choice with respect to the representation of their interests in the Walter Energy boardroom…”, especially in view of the Walter Energy bylaw and corporate governance guidelines which have required that a director in a uncontested election resign if he or she does not receive a majority of the votes cast.

The Audley Group acknowledges the Staff’s comment and has revised the sentence in question accordingly.

•	“Unfortunately, in our opinion, poor financial and strategic judgment by the present Board has weighed heavily on the Company and prevented it from creating value for its shareholders.”

The Audley Group acknowledges the Staff’s comment and has revised the sentence in question accordingly.

•
“Questionable financial decisions. Walter Energy currently has $2.3 billion of debt, largely accumulated during the acquisition of Western Coal during 2010. The Audley Group believes that the acquisition could have been funded by issuing more equity above a price of $100 per share at the time of the transaction and at a time of record coal prices. Instead, shareholders are left with a net debt to book value of equity ratio of 200% for a mining company with a high level of operational and commodity price risk. This is substantially higher than Walter Energy’s coal mining peers.”

K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L   LLP

Nicholas P. Panos
March 20, 2013

The Audley Group acknowledges the Staff’s comment and has revised the section in question accordingly.

•
“Insufficient cost controls. The Audley Group believes that a thorough and disciplined review of SG&A costs is needed. Based on the Audley Group’s analysis, SG&A costs at the Company are higher than Walter Energy’s U.S. peer group and savings of at least $10 million per quarter ($40 million per year) should be feasible.”

The Audley Group acknowledges the Staff’s comment and has revised the section in question accordingly.

*           *           *

Pursuant to the Staff’s request in the Comment Letter, the requested acknowledgments from participants are being supplied separately.

We trust that the foregoing responses on behalf of the Audley Group will fully address the Staff’s comments as set forth in the Comment Letter.  If you have any questions or comments regarding these responses, please do not hesitate to contact me.

Sincerely,

/s/ Peter G. Smith
Peter G. Smith